Exhibit 99.1

Zhaopin to Hold 2016 Annual General Meeting on February 16, 2016

BEIJING, Jan 18, 2016/PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focusing on connecting users with relevant job opportunities throughout their career lifecycle, today announced that it will hold its 2016 annual general meeting of shareholders at Conrad Hotel, Salisbury Room on Level 7, Pacific Place, 88 Queensway, Admiralty, Hong Kong on February 16, 2016 at 4:15 p.m. Hong Kong time. Holders of ordinary shares of the Company whose names are on the register of members of the Company at the close of business on January 18, 2016 (Eastern Standard Time) are entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Beneficial owners of the Company’s American depositary shares (“ADSs”) are welcome to attend the annual general meeting in person.

No resolutions are proposed to be submitted for shareholder approval at the AGM. Instead, the AGM will serve as a forum for the Company’s management to discuss the Company’s business affairs.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at ir.zhaopin.com, or by writing to Investor Relations, Zhaopin Limited, 5/F, Shoukai Plaza, 10 Furong St Wangjing, Chaoyang District Beijing F4 100020, the People’s Republic of China, or by email to ir@zhaopin.com.cn.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2015, number of registered users as of September 30, 2015 and number of unique customers for the three months ended September 30, 2015. The Company’s over 104.8 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015, approximately 25.6 million job postings1 were placed on Zhaopin’s platform by 418,423 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

1 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

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For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations Manager

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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